Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

PLEASE REPLY TO: VIVIAN LOUIE, LAW CLERK.
Direct Line: (416) 860-7150 Ext. 254
Direct Email: jcolaw@jcolaw.com

January 21, 2002

Exemption No. 82-4637

Office of International Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W., Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

02015487

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find a copy of our letter filing Insider Reports for **WOJCIECH DRZAZGA** and **JOHN PERREAULT** dated January 18, 2002.

Yours very truly,

JOHNSTONE & COMPANY

Per: Vivian Louie
Law Clerk

Encls.

SUPPL

02 FEB 26 AM 8:47

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F:\WPDOC\LTR\ZTEST\INS td&jp Jan21-02 ussec.wpd

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4637

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

January 18, 2002

VIA TELECOPIER ONLY

Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5

Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Attention: Insider Reports

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find an Insider Report for each of **WOJCIECH DRZAZGA** and **JOHN PERREAULT** dated January 18, 2002.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

Encls.

KES/vl

Exemption No. 82-4637

INSIDER REPORT

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

2. INSIDER DATA

Relationship(s) with reporting issuer: 4 | 5

Date of last report filed: 25 / 7 / 2001 (day / month / year)

Change from previous report: YES [ ] NO [X]

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: DRZAZGA

Given names: WOJCIECH

No. / Street: 12 SOLWAY AVENUE

City: BRAMPTON

Prov.: ONTARIO

Postal code: L4Z 4E4

Business telephone number: 416-297-5155

Change in name, address or telephone number from previous report: YES [X] NO [ ]

Correspondence: ENGLISH [X] FRENCH [ ]

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	X	MANITOBA	
BANK ACT		ONTARIO	X
BRITISH COLUMBIA	X	QUEBEC	
OSCA		SASKATCHEWAN	
OTHERS	U.S.S.E.C. - Exemption No. 82-4637		

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD — SEE ALSO INSTRUCTIONS)

A Designation of class of securities	B Previous balance of class of securities	C Date (Day)	C Date (Month)	C Date (Year)	C Nature	C Number/Value acquired	C Number/Value disposed of	C Unit price	D Present balance of class of securities held	E Direct/Indirect ownership	F Identify the registered holder
CLASS A SPECIAL	4,135								4,135	D	
OPTIONS	245,000								245,000	0	
COMMON SHARES	729,152	21	12	2001	11	25,882		$0.1275	755,034	0	See Remark 1
COMMON SHARES	56,800								56,800	0	See Remark 2
COMMON SHARES	74,117								74,117	0	See Remark 3

ATTACHMENT YES [ ] NO [X]

6. REMARKS

1. 200,000 common shares are subject to an Option Agreement. The options are exercisable in tranches of 100,000 common shares at $0.97 per share on or before January 26, 2002.
2. Held in a self-directed R.R.S.P.
3. Held in MADA Trust in which the undersigned is one of three trustees and one of the beneficiaries.

7. SIGNATURE

Name (block letters): WOJCIECH DRZAZGA

Signature: [signature]

Date of the report: 18 / 01 / 2002

INSIDER REPORT

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: ZTEST ELECTRONICS INC.

CUSIP No. IF KNOWN: ______ FILE No.: ______

2. INSIDER DATA

RELATIONSHIPS WITH REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 25 | 7 | 2001

OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): ______

CHANGE FROM PREVIOUS REPORT: YES [ ] NO [X]

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRZAZGA

GIVEN NAMES (IN ORDER): WOJCIECH

No. STREET: 12 SOLWAY AVENUE

CITY: BRAMPTON

PROV.: ONTARIO POSTAL CODE: L4Z 4E4

INSIDER NUMBER IF KNOWN: ______ CUSIP No.: ______

BUSINESS TELEPHONE NUMBER: 416-297-5155

CORRESPONDENCE (QUEBEC AND FEDERAL ONLY): ENGLISH [X] FRENCH [ ]

CHANGE FROM PREVIOUS REPORT: YES [X] NO [ ]

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	X	MANITOBA	
BANK ACT		ONTARIO	X
BRITISH COLUMBIA	X	QUEBEC	
CBCA		SASKATCHEWAN	

OTHERS: U.S.S.E.C. - Exemption No. 82-4637

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE COLUMNS A,D,E, AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD – SEE ALSO INSTRUCTION 5)

A DESIGNATION OF CLASS OF SECURITIES	B PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	C SEC CODE	C DATE DAY	MONTH	YEAR	C NATURE	C NUMBER VALUE ACQUIRED	C NUMBER VALUE DISPOSED OF	C UNIT PRICE	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E OWNERSHIP	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
CLASS A SPECIAL	4,135									4,135	0	
OPTIONS	245,000									245,000	0	
COMMON SHARES	729,152		21	12	2001	11	25,882		$ 0.1275	755,034	0	See Remark 1
COMMON SHARES	56,800									56,800	0	See Remark 2
COMMON SHARES	74,117									74,117	0	See Remark 3

ATTACHMENT YES [ ] NO [X]

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that at the time and in the light of the circumstances under which it is made contains a misrepresentation.

6. REMARKS

1. 200,000 common shares are subject to an Option Agreement. The options are exercisable in tranches of 100,000 common shares at $0.97 per share *on or before January 26, 2002.*
2. Held in a self-directed R.R.S.P.
3. Held in MADA Trust in which the undersigned is one of three trustees and one of the beneficiaries.

7. SIGNATURE

NAME (BLOCK LETTERS): WOJCIECH DRZAZGA

SIGNATURE: ______

DATE OF THE REPORT (DAY MONTH YEAR): __ | __ | 2002

Exemption No. 82-4637

INSIDER REPORT

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

2. INSIDER DATA

Relationship(s) to reporting issuer: 3 5 7

Date of last report filed: 19 / 8 / 2000

Change from previous report: YES [X] NO [ ]

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

PERREAULT
JOHN
17835 McCOWAN ROAD
CEDAR VALLEY
ONTARIO L0G 1E0

519-297-5155

Change from previous report: YES [ ] NO [X]

[X] / [ ]

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	[X]	MANITOBA	[ ]
BANK ACT	[ ]	ONTARIO	[X]
BRITISH COLUMBIA	[X]	QUEBEC	[ ]
CBCA	[ ]	SASKATCHEWAN	[ ]
OTHERS	U.S.S.E.C. - Exemption No. 82-4637		

5. INSIDER HOLDINGS AND CHANGES

A	B	C: Nature	C: Date (Day)	C: Month	C: Year	C:	C: Number / value	C:	C: Unit price	D	E	F
OPTIONS	45,000									45,000	0	
COMMON SHARES	Nil		15	1	2002	22	5,542,500		$ 0.11	5,542,500	0	SEE REMARK 1

ATTACHMENT: YES [ ] NO [X]

6. REMARKS

1. Joanne Moore, the spouse of the undersigned, has a 50% beneficial interest in these shares.

7. SIGNATURE

JOHN PERREAULT

Date: 18 / 1 / 2002

INSIDER REPORT

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: ZTEST ELECTRONICS INC.

CUSIP No. IF KNOWN: ____ FILE No. ____

2. INSIDER DATA

RELATIONSHIPS WITH REPORTING ISSUER: 3 | 5 | 7

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 19 9 2000

OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): ____

CHANGE FROM PREVIOUS REPORT: YES [X] NO [ ]

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: PERREAULT

GIVEN NAMES (IN ORDER): JOHN

No. STREET: 17835 McCOWAN ROAD

CITY: CEDAR VALLEY

PROV.: ONTARIO POSTAL CODE: L0G 1E0

INSIDER NUMBER IF KNOWN: ____ CUSIP No. ____

BUSINESS TELEPHONE NUMBER: 519-297-5155

CORRESPONDENCE (QUEBEC AND FEDERAL ONLY): ENGLISH [X] FRENCH [ ]

CHANGE FROM PREVIOUS REPORT: YES [ ] NO [X]

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	X	MANITOBA	
BANK ACT		ONTARIO	X
BRITISH COLUMBIA	X	QUEBEC	
CBCA		SASKATCHEWAN	
OTHERS	U.S.S.E.C. - Exemption No. 82-4637		

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE COLUMNS A,D,E, AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD – SEE ALSO INSTRUCTION 5)

A DESIGNATION OF CLASS OF SECURITIES	B PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	C SEC CODE	C DATE DAY	C DATE MONTH	C DATE YEAR	C NATURE	C NUMBER VALUE ACQUIRED	C NUMBER VALUE DISPOSED OF	C UNIT PRICE	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E OWNERSHIP	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
OPTIONS	45,000									45,000	0	
COMMON SHARES	Nil		15	1	2002	22	5,542,500		$ 0.11	5,542,500	0	SEE REMARK 1

ATTACHMENT YES [ ] NO [X]

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that at the time and in the light of the circumstances under which it is made contains a *misrepresentation.*

6. REMARKS

1. Joanne Moore, the spouse of the undersigned, has a 50% beneficial interest in these shares.

7. SIGNATURE

NAME (BLOCK LETTERS): JOHN PERREAULT

SIGNATURE: ____

DATE OF THE REPORT (DAY MONTH YEAR): __ __ 2002